Filed Pursuant to Rule 433

Registration No. 333-158116

May 11, 2009

 NEWS

For Immediate Release	Media Contact: Donna Pullen (803) 765-4558
May 11, 2009	Analyst Contact: Robert R. Hill, Jr. (803) 765-4629

SCBT Financial Corporation Applied to Repay Capital Purchase Program Investment of the U.S. Treasury and

Announces Offering of 1,150,000 Shares of Common Stock

COLUMBIA, SC – (May 11, 2009) SCBT Financial Corporation (NASDAQ: SCBT) announced today its intention to redeem all of the shares of Preferred Stock issued to the U.S. Treasury Department pursuant to its participation in the Capital Purchase Program (CPP).  The repayment is subject to the review and approval by regulators and completion of an evaluation of SCBT’s capital position.  SCBT applied to the Treasury Department to repay the CPP funds on April 30, 2009. The repurchase of the preferred stock would be made with available cash resources at SCBT Financial Corporation.

SCBT is the only bank headquartered in South Carolina to publicly announce that it has applied with the Treasury Department to repay CPP funds.

The $64,779,000 in preferred stock was issued by SCBT to the Treasury Department on January 16, 2009 pursuant to the CPP established under the Troubled Asset Relief Program (TARP).

“SCBT’s strong balance sheet has allowed us to continue to perform well.  We had a solid first quarter and have been profitable in each quarter of this recession.  We accepted the CPP funds only in an abundance of caution and always had the liquidity and capital to repay the funds.  The new capital we intend to raise will further strengthen our strong balance sheet and position us to take advantage of opportunities in the marketplace,” said Robert R. Hill, Jr., SCBT’s chief executive officer.

In addition, SCBT Financial Corporation announced today that it is commencing a public offering of 1,150,000 shares of its common stock.  The shares will be issued pursuant to a prospectus supplement filed as part of an existing shelf registration statement filed with the Securities and Exchange Commission on Form S-3 (File No. 333-158116).  The company intends to use the proceeds from the equity offering for general corporate purposes and to enhance SCBT’s already strong base of tangible common equity.

Keefe, Bruyette & Woods, Inc. is acting as the lead book-running manager and Sandler O’Neill + Partners, L.P. is acting as co-manager for the offering.  The underwriters will have a 30-day option to purchase up to an additional 15 percent of the offered amount of common stock from SCBT to cover over-allotments, if any.

Prospective investors should read the prospectus contained in the registration statement, the preliminary prospectus supplement and other documents that SCBT Financial Corporation has filed or will file with the SEC for more complete information about SCBT Financial Corporation and the offering.  Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov.  The common stock offering may be made only by means of a prospectus and the related prospectus supplement. Copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from Keefe Bruyette & Woods, Equity Capital Markets, 787 Seventh Avenue, Fourth Floor, New York, NY 10019, (800) 966-1559.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SCBT Financial Corporation, Columbia, South Carolina is a registered bank holding company incorporated under the laws of South Carolina.  The company operates through SCBT, N.A., the third largest bank headquartered in South Carolina, and NCBT, a Division of SCBT, N.A.  Providing financial services for over 75 years, SCBT Financial Corporation operates 49 financial centers in 16 South Carolina counties and Mecklenburg County in North Carolina.  SCBT Financial Corporation has assets of approximately $2.8 billion and its stock is traded under the symbol SCBT in the NASDAQ Global Select Market.  More information can be found at www.SCBTonline.com.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. SCBT Financial Corporation cautions readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from forecasted results. Such risks and uncertainties, include, among others, the following possibilities: (1) credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; (2) interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; (3) liquidity risk affecting the bank’s ability to meet its obligations when they come due; (4) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (5) transaction risk arising from problems with service or product delivery; (6) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (7) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (8) reputation risk that adversely affects earnings or capital arising from negative public opinion; (9) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (10) economic downturn risk resulting in deterioration in the credit markets; (11) greater than expected non-interest expenses; (12) excessive loan losses; (13) restrictions imposed under the United States Treasury’s Capital Purchase Program; (14) the possibility that our company may not be able to repurchase some or all of the securities issued to United States Treasury under the Capital Purchase Program; (15) volatile capital markets; and (16) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.